UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ____July 2005___	File No. 0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

News Release dated July 26, 2005

2.

News Release dated August 9, 2005

3.

Notice of Meeting and Record Date

4.

Management Information Circular

5.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM       20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated: September 19, 2005	Signed: /s/ Christopher Dyakowski
Christopher Dyakowski, Director

San Telmo Energy spuds new well at Teepee Creek

CALGARY, July 26 /CNW/ - San Telmo Energy Ltd. (OTCBB: STUOF, TSX-V: STU) is pleased to announce that a well at its Teepee Creek Property 8-3-74-4w6 has been spudded. This is the first well in the Teepee Creek development program, and is owned 100% by the company.

The well is expected to take approximately 10 days to drill to a target depth of 1650 meters (5413 feet), followed up by a potential testing program.

Total production at the company's two Teepee Creek wells during the last two months averaged 113 boe/day.

During this time, new downhole equipment was being installed which resulted in considerable down time. Based on actual hours of production for May and June, the wells are capable of producing approximately 204 boe/day.

ABOUT SAN TELMO ENERGY LTD

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on production of, exploring for, and developing reserves which offer long term value for the company.

To find out more about San Telmo Energy Ltd. (OTCBB: STUOF, TSX-V: STU) visit our website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safeharbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

San Telmo Energy Corporate Communications, 1-866-880-5610

Email: corporate(at)santelmoenergy.com/ (STU. STUOF)

San Telmo Energy spuds new well at Gordondale and updates Teepee Creek drilling information

CALGARY, Aug. 9 /CNW/ - San Telmo Energy Ltd. (OTCBB: STUOF, TSX-V: STU) is pleased to announce that a well at location 16-22-79-9-W6 has been spudded. This is the first development well in the Gordondale project, and is owned 100% by the company.

The well is expected to take approximately 8 days to drill to a target depth of 1650 meters (5413 feet), followed up by a potential testing program.

The 8-3 Teepee Creek development well has been drilled and cased. Testing is expected to commence during the latter half of August.

ABOUT SAN TELMO ENERGY LTD

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on production of, exploring for, and developing reserves which offer long term value for the company.

FOR FURTHER INFORMATION

San Telmo Energy Corporate Communications 1.866.880.5670

Email: corporate(at)santelmoenergy.com.

To find out more about San Telmo Energy Ltd. (OTCBB: STUOF, TSX-V: STU) visit our website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safeharbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

San Telmo Energy Corporate Communications, 1-866-880-5670

SAN TELMO ENERGY LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Extraordinary General Meeting of San Telmo Energy Ltd. (hereinafter called the ?Company?) will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on Monday, the 17th day of October, A.D. 2005 at the hour of 10:00 o?clock in the forenoon (Vancouver time), for the following purposes:

To receive the Annual Report of the directors to the shareholders, the Financial Statements of the Company and the Auditors Report thereon;

To elect directors (either by single resolution or separate votes as the Meeting decides);

To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

As a special resolution, (1) to ratify and approve the exercise of any stock options granted in the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options in the forthcoming year, subject to the approval by the TSX Venture Exchange, and (3) to authorize the directors to renegotiate or cancel any existing stock options;

To approve, as a special resolution, the Stock Option Plan dated October 17, 2005, a copy of which is attached;

To ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company;

AND

To transact such further and other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular and Proxy Instrument. Financial Statements will be delivered to the same parties receiving this Notice within statutory requirements. Shareholders who are unable to attend the Meeting in person are requested to complete and to date and sign the enclosed form of Instrument of Proxy. If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly completed must be deposited at Pacific Corporate Trust Company, not less than 48 hours before the time for the holding of the Meeting.

The directors of the Company have previously fixed and advertise August 22, 2005 the record date for the determination of shareholders entitled to receive this Notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 22nd day of August, A.D. 2005. ON BEHALF OF THE BOARD OF DIRECTORS

SAN TELMO ENERGY LTD.
INFORMATION CIRCULAR

ISSUED IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING TO BE HELD ON THE 17TH DAY OF OCTOBER, 2005.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of San Telmo Energy Ltd. (hereinafter called the “Company”) of proxies to be used at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that this solicitation will be primarily by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The cost of solicitation by management will be borne by the Company.

REVOCABILITY OF PROXY

A person giving a proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholders or by his attorney authorized in writing or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereat duly authorized, deposited at the registered office of the Company at 430 - 580 Hornby Street, Vancouver, B.C. V6C 3B6 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof and upon either of such deposits the proxy is revoked.

VOTING SHARES REPRESENTED BY THE PROXY

If the instructions of the shareholders given in the accompanying form of proxy are certain and the proxy is duly completed and delivered and has not been revoked the shares represented thereby will be voted on any poll except where the instruction of the shareholder is to withhold the vote. Where the shareholder has specified in the proxy a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specifications so made. WHENEVER A SHAREHOLDER HAS NOT SPECIFIED IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY A CHOICE AS TO HOW THE SHARES REPRESENTED BY THE PROXY ARE TO BE VOTED, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ANY SUCH MATTER, OR FOR THE ELECTION OF THE DIRECTORS OR THE APPOINTMENT OF THE AUDITORS NOMINATED BY THE MANAGEMENT OF THE COMPANY, AS THE CASE MAY BE.

The accompanying form of proxy when duly completed and delivered and not revoked confers authority upon the persons named as proxyholder therein to vote according to their discretion on any amendment or variations to any of the matters identified in the accompanying Notice of Meeting and to vote according to their discretion on any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company does not know of any amendments or variations to any of the matters identified in the accompanying Notice of Meeting or of any additional matters to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer, past, present or nominated, or any associate of such persons or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, involved in the normal business of the Meeting, or the general affairs of the Company or its subsidiary, save and except the incentive stock option as described below.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the company have had any material interest, direct or indirect in any material transaction of the Company since the commencement of the Company?s last completed financial year or in any proposed transaction which in either such case, has materially affected or will materially affect control of the Company or any of its subsidiaries, save and except the incentive stock options as described below.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 300,000,000 shares without par value of which 44,768,502 shares are issued and outstanding. There is one class of shares authorized only. Each share carries the right to one vote so that the aggregate number of votes attaching to all the outstanding shares is 44,768,502.

Shareholders registered prior to the close of business on September 22, 2005 (the “record date”) will be entitled to receive notice of the meeting and to attend and vote thereat. If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly complete must be mailed or deposited at Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, B.C. V6C 3B8 and must be received at that office not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for the holding of the Meeting.

To the best of the knowledge of the directors and officers of the Company, as of the date of this Information Circular, no person or company beneficially owns, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Annual Compensation					Long Term Compensation
					Awards		Payouts
				Other	Securities Under	Restricted		All
				Annual	Options/	Shares or		Other
Name and				Compen-	SARs	Restricted	LTIP	Compen-
Principal		Salary	Bonus	sation	Granted	Share Units	Payouts	sation
Position	Year	($)	($)	($)	(#)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
CHRISTOPHER	2005	12,000	N/A	N/A	350,000	N/A	N/A	20,000
DYAKOWSKI	2004	36,000			350,000			0
Former	2003	30,500			957,000			0
Secretary and Director
BRIAN BASS	2005	129,960	N/A	N/A	1,300,000	N/A	N/A	35,200
President, CEO	2004	129,9601			300,000			39,600
and Director	2003	29,910						27,700
STAN	2005	100,000	N/A	N/A	400,000	N/A	N/A	20,000
HERDMAN Chief Financial Officer

Number of Executive Officers of the Company: 2

Aggregate cash consideration paid or payable to Executive Officers or their associated companies during the fiscal year for management services was $241,961. Options: One of the executive officers and a director has an option to purchase 300,000 shares at a price of $0.25 per share up to November 8, 2007 and 50,000 shares at a price of $0.82 per share up to October 31, 2008 and another former executive officer and director has an option to purchase 300,000 shares, exercisable at a price of $0.25 per share up to November 8, 2007 and 1,000,000 shares at a price of $0.82 per share up to May 17, 2009. Another executive officer has an option to purchase up to 400,000 shares at a price of $0.82 per share up to May 17, 2008.

The guidelines for determining the number of share of the company reserved for options are set out in the policies of the B.C. Securities Commission and the policies of the TSX Venture Exchange.

Option Grants During the Most Recently Completed Financial Year

Market Value

Percent of

of Securities

Total Option

Underlying

Name and

Securities

Granted to

Exercise or Base Options on the

Principal

Under Option Employees in

Price

Date of Grant

Position

Granted (#)

Financial Year

($/Security)

($/Security)

Expiration Date

(a)

(b)

(c)

(d)

(e)

(f)

BRIAN BASS

1,000,000

32.%

0.82

0.82

May 17, 2009

CHRISTOPHER

50,000

1.6%

0.82

0.82

October 31, 2006 DYAKOWSKI

ELECTION OF DIRECTORS

The directors of the Company are annually elected and hold office until the next Annual General Meeting of the Company or until their successors are appointed, unless a director ceases to hold office pursuant to the Business Corporations Act (SBC 2002), or his office is vacated pursuant to the Articles of the Company. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANOTHER PERSON OR PERSONS AS DIRECTORS.

The following table set out the information concerning management nominees for the office of Director, all of whom are ordinarily resident in Canada.

Name and Place of Residence	Term Expires	Past and Present Principal Occupation for last 5 Years	Period for which Nominee has been a Director of the Company	Approximate No. of shares Beneficially Owned Directly or Indirectly as at September 22, 2005
WILLIAM E. SCHMIDT Vancouver, B.C. DIRECTOR CHRISTOPHER I. DYAKOWSKI Vancouver, B.C. DIRECTOR GEORGE STUBOS Vancouver, B.C. DIRECTOR BRIAN JOHN BASS Calgary, Alberta PRESIDENT AND DIRECTOR	At the Next Annual General Meeting At the Next Annual General Meeting At the Next Annual General Meeting At the Next Annual General Meeting	Barrister & Solicitor Professional Geoscientist Director/Vice-President Investors Links.com Inc. Certified Management Accountant	October 7, 1996 to present November 26, 1996 to Present September 26, 2000 to Present July 17, 2001 to Present	30,000 0 871,448 2,237,176

The Board of Directors has three committees:

a)

the Audit and Finance Committee which consists of William E. Schmidt, Brian J. Bass and George Stubos;

b)

the Corporate Governance Committee which consists of William E. Schmidt and George Stubos;

c)

the Disclosure Committee which consists of Stan Herdman, Brian J. Bass and William E. Schmidt.

Corporate Cease Trade Orders and Bankruptcies

None of the proposed directors are, or within the ten years prior to the date of this Information Circular, have been a director, officer or promoter of any other issuer or reporting company which have been struck from the Registrar of Companies by the B.C. Registrar of Companies or other similar authority or was subject to a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, or suspension order for a period of more than 30 consecutive days,.

None of the proposed directors have been a director officer or promoter of any other issuer or reporting company which was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislative authority relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that reporting company.

Penalties and Sanctions

None of the proposed directors have been the subject of any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

Individual Bankruptcies

No proposed director has, within the ten years prior to the date of the Prospectus, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

The Board of Directors has adopted:

a)

the Audit and Finance Committee of the Board of Directors Charter;

b)

the Nominating and Corporate Governance Committee of the Board of Directors Charter; and

c)

the Corporate Disclosure Control System;

in order to comply with Multilateral Instrument 502-109. Copies of these documents are located under the Company’s name on the Sedar website (www.sedar.com).

The Audit Committee of the Board of Directors must establish “whistler blower” procedures in order to comply with Section 2.3(7) of Multilateral Instrument 52-110. A copy of the proposed procedure is located under the Company’s name on the Sedar website.

CORPORATE GOVERNANCE DISCLOSURE

The Company is a Venture Issuer and is required to provide the following information in its Management Information Circular if the Company is soliciting a proxy for the election of Directors.

Board of Directors

The Board of Directors has created a Nominating and Corporate Governance Committee and has approved a charter for that committee. A copy of the charter has been placed on the Sedar website.

The said committee is intended to provide the exercise of independent supervision over management.

The Board includes the following persons who are considered to be independent in the circumstances of this Company:

William E. Schmidt

Christopher I. Dyakowski

George Stubos

In addition, the Board includes Brian J. Bass as a director. He is not considered independent as he performs the role of officer for the Company.

Directorships

The following directors are presently directors of other issuers which are reporting issuers or their equivalent in a domestic or foreign jurisdiction.

Christopher Dyakowski	Storm Cat Energy Corp. Leroy Ventures Inc.

Brian Bass	Rolling Thunder Explorations Ltd.

William E. Schmidt	Leroy Ventures Santa Cruz Ventures Ltd. Clifton Star Resources Inc. Exchequer Resource Corp.

Orientation and Continuing Education

The Board does not have any formal procedure to orient new board members nor does it have a formal policy of providing continuing education for directors.

The Company relies upon its professional advisors to update the knowledge of the board members in respect to changes in relevant policies and regulations. The Nominating and Corporate Governance Committee will be expected to select any new members from persons who have the requisite knowledge and experience to ensure that the lack of formal policy will not detract from the performance of board members.

Ethical Business Conduct

The Board does not take any formal measures to encourage and promote a culture of ethical business conduct, but, does rely upon the selection of persons to and as directors, officers and employees who they consider to meet the highest ethical standards.

Nominations of Directors

The Nominating and Corporate Governance Committee is charged with the responsibility of identifying new candidates for board nominations, including setting up a procedure for identifying new candidates.

Compensation

The directors of the Company do not receive compensation as such. The compensation payable to officers and for consulting services are determined by the Board of Directors according to their understanding as to the amount of compensation is reasonable in the circumstances of the services performed by officers or consultants.

Other Board Committee

The Board does not have any standing committee other than audit, compensation and nominating and corporate governance committees. However, it does have a corporate disclosure system which is described in notes which have been placed on the Sedar website.

Assessment

The Nominating and Corporate Governance Committee is charged with the responsibility of satisfying itself that the board, its committees and individual directors are performing effectively.

REMUNERATION OF MANAGEMENT AND OTHERS

During the last fiscal year, senior officers and directors and former directors or officers or their holding companies were paid $319,460 for management and consulting services, Directors’ fees, wages and bonds. One Director received $25,439 for legal fees and disbursements. The director’s holding company received $27,600 for rent.

No pension or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Pursuant to present directors and employees stock option agreements, the Company has granted for their service to the following persons for the number of common shares as is set out opposite the name of each person:

Optionee	No. of Shares	Exercise Price	Date of Grant	Expiry Date	No. of Options Exercised
999246 Alberta Ltd.	300,000	$0.25	08/11/02	08/11/07
(Brian Bass - Director) Rolling Thunder Resources Inc.	300,000	$0.25	08/11/02	08/11/07
(Consultant) Christopher I. Dyakowski	957,000	$0.25	08/11/02	08/11/07	75,000
(Director)

Optionee	No. of Shares	Exercise Price	Date of Grant	Expiry Date	No. of Options Exercised
Prominex Financial Services Ltd.	207,000	$0.25	08/11/02	08/11/07	207,000
(George Stubos - President) William E. Schmidt	50,000	$0.82	31/10/03	31/10/08	Nil
(Director) Christopher I. Dyakowski	50,000	$0.82	31/10/03	31/10/08	Nil
(Secretary & Director) Prominex Financial Services Inc.	500,000	$0.82	31/10/03	31/10/08	Nil
(George Stubos – Director) Rolling Thunder Resources Inc.	200,000	$0.82	31/10/03	31/10/08	300,000
(Consultant) Jaycuren Enterprises Ltd.	50,000	$1.95	31/10/03	31/10/08	Nil
(Consultant) Steve Polowick	25,000	$1.95	31/10/03	31/10/08	Nil
(Consultant) Edward Asuchak	25,000	$1.95	31/10/03	31/10/08	Nil
(Consultant) Brian J. Bass	1,000,000	$0.82	17/05/04	17/05/09	Nil
(Director) Rolling Thunder Resources Inc.	500,000	$0.82	17/05/04	17/05/09	Nil
(Consultant) Stanley R. Herdman	400,000	$0.82	17/05/04	17/05/09	Nil
(Chief Financial Officer)

None of the directors or senior officers of the Company or associate or affiliate of any of them have been indebted to the Company since the beginning of the last completed financial year.

APPOINTMENT OF AUDITORS

It is intended to vote the proxy to appoint Amisano Hanson, Chartered Accountants, of 604 - 750 West Pender Street, Vancouver, B.C. as Auditors of the Company, and to authorize the directors to fix their remuneration. They have been the auditors of the Company since October 22, 2002.

MANAGEMENT CONTRACTS

No person other than a director or executive officer or their holding company have a management contract with the Company.

OTHER MATTERS TO BE ACTED UPON

There shall be moved at the Meeting the following resolutions:

1.

A special resolution, (1) to ratify and approve the exercise of any stock options granted to directors, officers and/or employees of the Company and/or its subsidiaries during the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options that the Company might see fit in their discretion to grant to directors, officers and/or employees of the Company and/or its subsidiaries during the forthcoming year at such prices and upon such terms as may be acceptable to the TSX Venture Exchange and to ratify the exercise of any options so granted, and (3) to authorize the directors to renegotiate or cancel any existing stock options.

2.

A special resolution to approve the stock option plan dated October 17, 2005.

Shareholders will be asked to consider and, if thought fit, to approve a stock option plan (the “Plan”). The resolution must be approved by Disinterested Shareholder approval as defined in the policies of the TSX Venture Exchange (“Majority of Minority Approval”). Management is of the view that it is in the best interests of the Company to implement the Plan. The Plan, if approved by the shareholders and the TSX Venture Exchange (the “Exchange”), will become effective upon such approval.

The Plan has been prepared in accordance with the policies of the Exchange. It reserves 8,953,700 common shares for issuance pursuant to the exercise of options granted pursuant to the Plan being less than 20% of the number of common shares expected to be issued and outstanding as at the effective date of the Plan. Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The Plan will be administered by the board of directors or a committee thereof. The board of directors will have the authority to determine, among other things, the persons to whom options are granted and the number of such options. At the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercisability of the option. At a minimum, unless the approval of the Exchange is received, options will vest in equal installments, either monthly, quarterly or bi-annually, at the discretion of the board over a period of

18 months. Subject to any restrictions contained in the Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of grant.

The term of the options will be determined by the board, but in any case must be no more than five years from the date of grant. Options are not transferable other than by will or the laws of descent and distribution. If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of one year after the date of death and the option’s expiration date.

The Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares under any other share compensation arrangement. Under the Plan, the maximum number of common shares that may be issued to any participant, or to one insider and the insider’s associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the Plan.

A copy of the Plan is attached to this Information Circular as Schedule A.

3.

An ordinary resolution to ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company.

To pass the proposed special resolutions, an affirmative vote of not less than Sixty-Six and Two-Thirds per cent (66-2/3%) of the votes cast by the shareholders of the Company present in person or by proxy at the Meeting is required.

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

DATED this 22nd day of August, A.D. 2005.

BY ORDER OF THE BOARD OF DIRECTORS

PROXY

ANNUAL & EXTRA-ORDINARY GENERAL MEETING

OF SHAREHOLDERS OF

SAN TELMO ENERGY LTD.

(Name of Company)

(Location of Meeting)

ON MONDAY, OCTOBER 17 2005 **AT** 10:00 **AM**

(Day of week) (Month/day) (Year) (Time of Meeting)

The undersigned member (?Registered Shareholder?) of the Company hereby appoints, William E. Schmidt, a Director of the Company, or failing this person, George Stubos, a Director of the Company, or in the place of the foregoing, ____________________ *(print the name)*, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the ?Meeting?) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: ____________________________

DATE SIGNED: ____

Resolutions **(For full details of each item, please see the enclosed Notice of Meeting and Information Circular)**

	FOR	AGAINST
1. To determine the number of directors at four		
	FOR	WITHHOLD
2. To elect Christopher I. Dyakowski as a Director		
3. To elect George Stubos as a Director		
4. To elect William E. Schmidt as a director		
5. To elect Brian Bass as a Director		
6. To appoint Amisano Hanson as Auditors of the Company		
	FOR	AGAINST
7. To authorize the Directors to fix the auditors' remuneration		
8. To approve Stock Options		
9. To approve Stock Option Plan		
10. To ratify acts as directors		
11. To transact such other business as may properly come before the meeting		

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE

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INSTRUCTION FOR COMPLETION OF PROXY

1) This Proxy is solicited by the Management of the Company.

2) This form of proxy (?Instrument of Proxy?) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3) If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4) A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5) A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder?s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6) The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689 - 8144.

72prxy10.doc